                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                          American Classic Voyages Co.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  024928 10 3
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                                 (CUSIP Number)

                                August 13, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 024928-10-3                  13G                    PAGE 2 OF 9 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        CHAI Trust Company, L.L.C., as Trustee* (36-4268733)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Illinois
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        3,640,447
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        3,640,447
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,640,447
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        17.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------


* CHAI Trust Company, L.L.C. is reporting as sole trustee of MMZ Trust, JLZ Trust, KZ Trust, SZ JoAnn Trust, SZ Kellie Trust, SZ Matthew Trust, Zell EGI Trust, ZFT Grandchildren Trust, ZFT JoAnn Trust, ZFT Kellie Trust and ZFT Matthew Trust.

CUSIP NO. 024928-10-3                  13G                    PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Samstock, L.L.C. (36-4156890)
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        52,500
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        52,500
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        52,500
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.2%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        OO
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CUSIP NO. 024928-10-3                  13G                     PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Samuel Zell
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [X]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        138,300
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        138,300
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        138,300
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.7%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

         American Classic Voyages Co.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         Two North Riverside Plaza, Suite 200
         Chicago, Illinois  60606

Item 2(a).  Name of Person Filing:

         This Schedule 13G is being filed by the following:
         (1)      CHAI Trust Company, L.L.C. ("CHAI");
         (2)      Samstock, L.L.C. ("Samstock"); and
         (3)      Samuel Zell.

The above entities are each a "Reporting Person" and collectively are the "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         The principal business address for each of the reporting Persons is:

         Two North Riverside Plaza
         Chicago, Illinois 60606

Item 2(c).  Citizenship:

         The Reporting Persons' state of organization or citizenship is as follows:

         CHAI                               Illinois
         Samstock                           Delaware
         Samuel Zell                        USA


Item 2(d).  Title of Class of Securities:

         The securities reported herein are shares of common stock, par value $.01 per share of the Issuer ("Common Stock").

Item 2(e).  CUSIP Number:

         024928  10  3




                               Page 5 of 9 Pages
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Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check Whether The Filing Person Is:

         Not applicable.

Item 4.  Ownership

         The Reporting Persons collectively own beneficially 3,831,247 shares of Common Stock, or 18.2% of the issued and outstanding shares of Common Stock (assuming the exercise of options to purchase 120,000 shares of Common Stock and the conversion of 18,300 common stock units owned by Mr. Zell). As CHAI is the sole trustee of MMZ Trust, JLZ Trust, KZ Trust, SZ JoAnn Trust, SZ Kellie Trust, SZ Matthew Trust, Zell EGI Trust, ZFT Grandchildren Trust, ZFT JoAnn Trust, ZFT Kellie Trust and ZFT Matthew Trust (together, the "Trusts"), CHAI has the sole power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Stock held by each of the Trusts. In the aggregate, the Trusts hold 3,640,447 shares of Common Stock, or 17.3% of the issued and outstanding shares of Common Stock. Samstock has the sole power to vote or to direct the vote of 52,500 shares of Common Stock and the sole power to dispose of or direct the disposition of 52,500 shares of Common Stock, which shares represent 0.2% of the issued and outstanding shares of Common Stock. Mr. Zell has the sole power to vote or to direct the vote of 138,300 shares of Common Stock and the sole power to dispose of or direct the disposition of 138,300 shares of Common Stock (assuming the exercise of options to purchase 120,000 shares of Common Stock and the conversion of 18,300 common stock units), which shares represent 0.7% of the issued and outstanding shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.


                               Page 6 of 9 Pages

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Item 8.  Identification and Classification of Members of the Group

         Attached hereto as Exhibit A is a Joint Filing Agreement among CHAI, Samstock and Samuel Zell, who are all members of the group.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2001

                                              CHAI Trust Company, L.L.C.

                                              /s/ Donald J. Liebentritt
                                              ----------------------------------
                                              By:  Donald J. Liebentritt
                                              Its: Vice President


                                              Samstock, L.L.C.

                                              /s/ Donald J. Liebentritt
                                              ----------------------------------
                                              By:  Donald J. Liebentritt
                                              Its: Vice President


                                              /s/ Samuel Zell
                                              ----------------------------------
                                              Samuel Zell



                               Page 7 of 9 Pages
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                                    Exhibit A



                             JOINT FILING AGREEMENT

         This AGREEMENT is dated as of August 23, 2001, among CHAI Trust Company, L.L.C., an Illinois limited liability company; Samstock, L.L.C., a Delaware limited liability company; and Samuel Zell (collectively the "Reporting Persons").

                 WHEREAS, the Reporting Persons beneficially own or have the right to acquire shares of common stock, $.01 par value, of American Classic Voyages Co., a Delaware corporation;

                 WHEREAS, the parties hereto may be deemed to constitute a "group" for purposes of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the "Act"); and

                 WHEREAS, each of the parties hereto desire by this Agreement to provide for the joint filing of a Schedule 13G, and all amendments thereto, with the Securities and Exchange Commission.

                 NOW, THEREFORE, the parties hereto agree as follows:

         1. The parties hereto will join in the preparation and filing of a single statement containing the information required by
                 Schedule 13G, and all amendments thereto, and the Schedule 13G and all such amendments will be filed on behalf of each party hereto;

         2. Each party hereto will be responsible for the timely filing of the Schedule 13G, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No party hereto will be responsible for the completeness or accuracy of the information concerning any other party contained in the Schedule 13G or any amendment thereto, except to the extent such party knows or has reason to believe that such information is inaccurate.

         3. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument.



                               Page 8 of 9 Pages

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


                                              CHAI Trust Company, L.L.C.

                                              /s/ Donald J. Liebentritt
                                              ----------------------------------
                                              By:  Donald J. Liebentritt
                                              Its: Vice President



                                              Samstock, L.L.C.

                                              /s/ Donald J. Liebentritt
                                              ----------------------------------
                                              By:  Donald J. Liebentritt
                                              Its: Vice President


                                              /s/ Samuel Zell
                                              ----------------------------------
                                              Samuel Zell




                               Page 9 of 9 Pages